MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	0807-1 / W0003418

June 11, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street North East, Mailstop 7010
Washington, DC 20549

Attention: Donna Levy, Attorney

Dear Sir/Mesdames:

Re:	Eden Energy Corp. (the “Company”)
Post Effective Amendment No. 6 to Form S-1
Filed June 5, 2008
Your File No. 333-128649

Pursuant to our telephone conversation, we confirm that in our June 5, 2008 filing of the Post Effective Amendment No. 6 to the Company’s Form S-1, a redlined copy of the Post Effective Amendment No. 6 was included and filed under the category “correspondence” as a pdf file.

We attach a redlined copy of the Post Effective Amendment No. 6 to this filing for your reference.

We look forward to the receipt of any further comments which you may have in regard to the Post-Effective Amendment No. 6 to Form S-1. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. Macdonald Law Corporation

Per: /s/ William L. Macdonald

William L. Macdonald

Encl.
/lk

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.